PMU News Release #03-08 TSX, AMEX Symbol PMU August 7, 2003

PACIFIC RIM ANNOUNCES 2003 YEAR-END RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the twelve months ended April 30, 2003. Complete financial statements will be included in the Company’s 2003 Annual Report to be mailed to shareholders in late August 2003. All dollar amounts are expressed in US dollars unless otherwise stated.

The Company was formed on April 11, 2002 by amalgamation of Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (“PRMC”). Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights*	12 months ended April 30, 2003	4 months ended April 30, 2002	12 months ended December 31, 2001
Revenue	$12,509	$5,303	$14,913
Operating Costs	$8,999	$4,454	$13,545
Exploration expenditures	$3,346	$250	$700
Net (loss) for the period	($2,800)	($1,601)	($3,371)
Per share (basic and diluted)	($0.04)	($0.03)	($0.11)
Cash Flow (used) for operating activities	($4,044)	($562)	($2,373)
Net increase (decrease) in cash	($1,457)	$1,027	($2,859)
Cash at end of period	$1,107	$2,564	$1,537
Working Capital	$7,633	$8,616	$7,683
Common shares outstanding (avg.)	78,449,743	38,993,777	31,123,974
Fully diluted shares (avg.)	85,077,223	44,350,657	33,132,274

*dollar figures in thousands of dollars, except loss per share

For the year ended April 30, 2003, Pacific Rim recorded a net loss of $2.8 million or $0.04 per share, compared to a loss of $1.6 million (or $0.03 per share) for the four months ended April 30, 2002 and a loss of $3.4 million (or $0.11 per share) for the 12 months ended December 31, 2002.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
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The increased net loss was primarily attributable to a reduction in carrying value for the Rawhide Mine and increased exploration expenditures in El Salvador.

Revenue, consisting of the sale of gold from the Denton-Rawhide mine, was $12.5 million in 2003, $5.3 million in the four month period of 2002 and $14.9 million in 2001. Mine operating costs were $9.0 million in 2003, compared to $4.5 million in the four month period of 2002 and $13.5 million in 2001. The decrease in monthly operating costs is largely attributable to the cessation of active mining at the Denton-Rawhide mine in October 2002. Crushing and stacking of the stockpiled ore continued through the remainder of fiscal 2003. Offsetting the improved operating costs was a write-down during fiscal 2003 of $1.3 million, representing a reduction in the carrying value of the Company’s 49% interest in the Denton-Rawhide mine. Operating results, while still reflecting a loss, have nonetheless improved steadily to a loss of $0.8 million in 2003, compared to $0.4 million in the four month period of 2002 and $1.6 million in 2001. Before the $1.3 million write down of Denton-Rawhide’s carrying value, operating profits of approximately $0.4 million were realized.

Net non-operating expenses increased during fiscal 2003 to $2.5 million, compared to $1.2 million in the four month period of fiscal 2002 and $1.8 million in fiscal 2001. The current year’s expenses reflect significantly increased exploration expenditures of $3.3 million (versus $0.3 million in 2002 and $0.7 million in 2001). General and administrative costs have improved to $0.9 million in fiscal 2003, compared to $0.4 million in the four month period of fiscal 2002 and $1.1 million in fiscal 2001.

During fiscal 2003, cash and cash equivalents decreased by $1.5 million, from $2.6 million at April 30, 2002 to $1.1 million at April 30, 2003. This reflects cash outlays of $3.3 million in exploration expenditures, $0.9 million in general and administrative costs and $0.2 million in miscellaneous expenditures, offset in part by proceeds from the sale of Silver Standard stock totaling $2.6 million and creditor repayments from CMD of $0.5 million.

Cash flow used for operating activities increased to $4.0 million in fiscal 2003, compared to $0.6 million in fiscal 2002 and $2.4 million in fiscal 2001. The 2003 increase is primarily due to a build up in heap leach inventories at the Denton-Rawhide mine, increased closure costs at Denton-Rawhide and severance payments related to the Dayton-PRMC amalgamation.

Cash flow provided by investing activities was negative $0.02 million in fiscal 2003, compared to $1.3 million in fiscal 2002 and negative $0.5 million in fiscal 2001. The 2002 figure includes $1.5 million in cash acquired through the amalgamation, for which there is no comparable item in either fiscal 2003 or fiscal 2001.

Cash flow from financing activities increased to $2.6 million in 2003, from $0.2 million in 2002 and $0.03 million in 2001. This significant increase in fiscal 2003 is due to $2.6 million in proceeds from the sale of Silver Standard stock received on the sale of PRMC’s Diablillos project.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

At April 30, 2003, the Company’s total current assets were $10.6 million, down from $12.6 million the year prior. This decrease is primarily due to a decrease in both cash and investments from $2.6 million and $0.8 million respectively at April 30, 2002 to $1.1 million and nil respectively at April 30, 2003. At April 30, 2003, the book value of Pacific Rim’s total assets stood at $21.4 million, down from $25.3 million reported at April 30, 2002. Current liabilities as of April 30, 2003 were $2.9 million. Pacific Rim’s working capital at April 30, 2003 was $7.6 million, compared to $8.6 million at April 30, 2002, a decrease due to the reduction of cash and cash equivalents and the reclassification of a portion of inventories at Denton-Rawhide from current to long term assets.

Shareholders’ equity was $15.0 million at April 30, 2003, reduced from $17.7 million at April 30, 2002. This decline is due to the Company’s increased deficit, itself a function of the net loss of $2.8 million realized during fiscal 2003.

During fiscal 2003, Pacific Rim’s 49% share of production from the Denton-Rawhide mine totaled 35,731 ounces of gold and 302,383 ounces of silver at a total cash production cost of $224 per ounce. This compares to 14,605 ounces of gold and 126,615 ounces of silver at total cash production costs of $230 for fiscal 2002, and 49,366 ounces of gold and 356,277 ounces of silver at total cash production costs of $247 for fiscal 2001.

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2004 and beyond. A substantial decrease in operating costs at the Denton-Rawhide Mine is expected during fiscal 2004, as the operation moves into the residual leaching phase of the mine life and cash costs are limited to the pumping and processing of leaching solutions. This is anticipated to positively benefit Pacific Rim’s cash flow during the coming years.

Funds will continue to be expended predominantly on El Salvador exploration, including continued drilling to define and expand the resources on the El Dorado and La Calera projects. An updated resource estimate for the El Dorado project is expected in the fall of 2003. Pacific Rim anticipates calculating a first-ever resource estimate for the La Calera project sometime during fiscal 2004.

“Pacific Rim was very active and very productive over the past year,” states Thomas Shrake, CEO. “We advanced the El Dorado project substantially, with our completion of over 50 drill holes to date” he adds, “and are working toward an updated resource calculation for the project in the fall of 2003. Cash flow from production at our 49%-owned Denton-Rawhide gold mine is projected to provide the funds necessary for us to continue advancing El Dorado and our nearby La Calera gold project, including our on-going drill program and upcoming resource calculations and scoping study. We believe El Dorado and La Calera have the potential to help Pacific Rim achieve its goal of becoming a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible. Reaching our goal is a multi-year undertaking, but we made great progress during the past twelve months and foresee an exciting year ahead.”

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Pacific Rim is a revenue generating gold exploration company with operational and exploration assets in North, Central and South America. The Company utilizes cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold projects in El Salvador. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant changes in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes production rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com